EXHIBIT 4.7
SHARE ESCROW AGREEMENT dated as of June 21, 2007 (the “Agreement”), by and among:
(1) Titanium Asset Management Corp. a company organised under the laws of the State of Delaware with its registered office at 16192 Coastal Highway, Lewes, Sussex, Delaware 19958 USA (“Company”);
(2) The persons whose names and addresses are set out in Exhibit A to this Agreement (each a “Founding Stockholder” and together the “Founding Stockholders”); and
(3) Capita Trust Company (Jersey) Limited, a company incorporated in and registered under the laws of Jersey, with its registered office at Victoria Chambers, Liberation Square, 1/3 Esplanade, St Helier, JE2 3QA Jersey (the “Escrow Agent”).
     WHEREAS, the Founding Stockholders have subscribed (directly or indirectly) for, and the Company has issued to such Founding Stockholders, in aggregate 2,880,000 shares of common stock par value $0.0001 per share and 720,000 shares of convertible restricted stock, par value $0.0001 per share (the “Restricted Shares”) (together the “Founding Shares”);
     WHEREAS, the Founding Stockholders have agreed to deposit such Founding Shares as are set forth opposite their respective names in Exhibit A attached hereto (collectively the “Escrow Shares”), in escrow as hereinafter provided;
     WHEREAS, the Company and the Founding Stockholders desire that the Escrow Agent hold the Escrow Shares, in escrow, to be held and disbursed as hereinafter provided.
     IT IS AGREED:
     1. Appointment of Escrow Agent. The Company and the Founding Stockholders hereby appoint the Escrow Agent to act in accordance with and subject to the terms of this Agreement and the Escrow Agent hereby accepts such appointment and agrees to act in accordance with and subject to such terms.
     2. Deposit of Escrow Shares. On or before the Effective Date, each of the Founding Stockholders shall deliver to the Escrow Agent certificates representing his or its respective Escrow Shares, to be held and disbursed subject to the terms and conditions of this Agreement. For the purposes of this Agreement, “Effective Date” means the date on which any of the common stock or warrants of the Company are first admitted to trading on AIM, a market operated by the London Stock Exchange. For the avoidance of doubt, all rights, title to and indicators of ownership of the Escrow Shares shall remain with the Founding Stockholders.
     3. Disbursement of the Escrow Shares. The Escrow Agent shall hold the Escrow Shares in escrow up to and including the third anniversary of the date of admission of the Company’s securities to trading on AIM (the “Escrow Period”). For the purposes of this Agreement, “Qualified Business Combination” has the meaning given to it in the offering circular of the Company dated on or around the date here of (the “Offering Circular”). On the expiry of the Escrow Period, the Escrow Agent shall, disburse each of the Founding Stockholder’s Escrow Shares to such Founding Stockholder; provided, however, that, prior to the expiry of the Escrow Period, if the Escrow Agent is notified in writing by the Company that the Company:
(a)	is being dissolved or liquidated at any time during the Escrow Period, then the Escrow Shares shall be forfeited and the Escrow Agent shall promptly return the certificates representing the Escrow Shares to the Company or the Company’s registrar, upon the Company’s order, for cancellation;

(b)	having consummated a Qualified Business Combination, intends to consummate a merger, amalgamation, share exchange or other similar transaction which results in (or would result in) all of the shareholders of such resulting entity having the right to exchange their Shares for cash, securities or other property, then the Escrow Agent will, upon receipt of a certificate executed by the chairman or chief executive officer of the Company, in a form reasonably acceptable to the Escrow Agent, stating that such transaction is being consummated, release the Escrow Shares to the Founding Stockholders when the consummation of the transaction becomes unconditional in all respects (save for consummation of such exchange) so that they can similarly participate;

(c)	is repurchasing any of the Escrow Shares in accordance with its bylaws or otherwise for cancellation, then the Escrow Agent will, upon receipt of a certificate stating that such repurchase is being undertaken, executed by the chairman or chief executive officer of the Company and in a form reasonably acceptable to the Escrow Agent (the “Repurchase Notice”), release the Escrow Shares specified in the Repurchase Notice to the Company for repurchase and cancellation; or

(d)	in the case of the Restricted Shares, a Change of Control (as defined in the Company’s Certificate of incorporation) has occurred following a Qualified Business Combination;
     then the Escrow Agent shall have no further duties hereunder in respect of any Escrow Shares which have been disbursed or destroyed in accordance with this Section 3.
     4. Rights of Founding Stockholders in Escrow Shares.
     4.1 Voting Rights as a Stockholder. Subject to the terms of the Insider Letters (as defined in Section 4.4 hereof) and except as herein provided, the Founding Stockholders shall retain all of their rights as holders of such Founding Shares in the Company during the Escrow Period, including, without limitation, the right to vote in respect of such Founding Shares.
     4.2 Dividends and Other Distributions in Respect of the Escrow Shares. During the Escrow Period, all dividends or other distributions payable in cash with respect to the Escrow Shares shall be paid to the Founding Stockholders, but all dividends payable in shares or other non-cash property (“Non-Cash Dividends”) shall be delivered to the Escrow Agent to hold in accordance with the terms hereof. As used herein, the term “Escrow Shares” shall be deemed to include the Non-Cash Dividends distributed thereon, if any.
     4.3 Restrictions on Transfer. During the Escrow Period, no sale, transfer or other disposition may be made of any or all of the Escrow Shares except (i) by gift to a member of a Founding Stockholder’s immediate family or to a trust, the beneficiary of which is a Founding Stockholder or a member of a Founding Stockholder’s immediate family, (ii) by virtue of the laws of descent and distribution upon the death of any Founding Stockholder, (iii) pursuant to a qualified domestic relations order, or (iv) to any company which is wholly owned by that Founding Stockholder; provided, however, that such permissive transfers may be implemented only upon the respective transferee’s written agreement to be bound by the terms and conditions of this Agreement and each of the Insider Letter and

Lock-in Deed and, in the case of a permissive transfer (iv), to transfer the Escrow Shares back to the Founding Stockholder in the event that the Founding Stockholder disposes of a majority of the shares of the transferee company. During the Escrow Period, the Founding Stockholders shall not pledge or grant a security interest in the Escrow Shares or grant a security interest in their rights under this Agreement.
     4.4 Insider Letters and Lock-in Deeds. Each of the Founding Stockholders has executed (i) a letter agreement with Sunrise Securities Corp., Seymour Pierce Limited and the Company (the “Insider Letter”) and (ii) a lock-in deed with Seymour Pierce Limited and the Company (the “Lock-in Deed”), each dated as indicated on Exhibit A hereto, in connection with the rights and obligations of such Founding Stockholder in certain events, including but not limited to the liquidation of the Company.
     4.5 The Escrow Agent shall permit the Escrow Shares to be released during the Escrow Period if notified by the Company that the Escrow Shares which are of Restricted Shares are to be converted into shares of common stock. The Company undertakes that the certificates representing the shares of common stock issued on such conversion shall be delivered on issue to the Escrow Agent and that such new shares shall constitute the Escrow Shares thereafter.
     5. Concerning the Escrow Agent.
     5.1 Good Faith Reliance. The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and in the exercise of its own best judgment, and may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Escrow Agent), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which is reasonably believed by the Escrow Agent to be genuine after appropriate due diligence and to be signed or presented by the proper person or persons. The Escrow Agent shall not be bound by any notice or demand, or any waiver, modification, termination or rescission of this Agreement unless evidenced in writing delivered to the Escrow Agent signed by the proper party or parties and, if the duties or rights of the Escrow Agent are affected, unless it shall have given its prior written consent thereto.
     5.2 Indemnification. The Escrow Agent shall be indemnified and held harmless by the Founding Stockholders from and against any expenses, including counsel fees and disbursements, or loss suffered by the Escrow Agent in connection with any action, suit or other proceeding involving any claim which in any way, directly or indirectly, arises out of or relates to this Agreement, the services of the Escrow Agent hereunder, or the Escrow Shares held by it hereunder, other than expenses or losses arising from the gross negligence, fraud, bad faith, willful default or willful misconduct of the Escrow Agent. Promptly after the receipt by the Escrow Agent of notice of any demand or claim or the commencement of any action, suit or proceeding, the Escrow Agent shall notify the other parties hereto in writing. In the event of the receipt of such notice, the Escrow Agent shall retain the Escrow Shares pending receipt of instructions from each of the Company and the Founding Stockholders or receipt of an order of a court having jurisdiction over any of the parties hereto directing to whom and under what circumstances the Escrow Shares are to be disbursed and delivered. The provisions of this Section 5.2 shall survive in the event the Escrow Agent resigns or is discharged pursuant to Sections 5.5 or 5.6 below.
     5.3 Compensation. The Escrow Agent shall be entitled to an initial fee of $1,500, and an ongoing fee of $5,000 per annum (subject to annual review and payable quarterly in advance). The Escrow Agent shall also be entitled to an activity fee of $95 any time any Escrow Shares are released, delivered or transferred to it, and reimbursement from the Company for all expenses paid or incurred by it in the administration of its duties hereunder including, but not limited to, all counsel, advisors’ and agents’ fees and disbursements and all taxes or other governmental charges.
     5.4 Further Assurances. From time to time on and after the date hereof, the Company and the Founding Stockholders shall deliver or cause to be delivered to the Escrow Agent such further documents and instruments and shall do or cause to be done such further acts as the Escrow Agent shall reasonably request to carry out more effectively the provisions and purposes of this Agreement, to evidence compliance herewith or to assure itself that it is protected in acting hereunder.
     5.5 Resignation. The Escrow Agent may resign at any time and be discharged from its duties as escrow agent hereunder by its giving the other parties hereto 3 months’ written notice and such resignation shall become effective as hereinafter provided. Such resignation shall become effective at such time following the expiry of the notice period that the Escrow Agent shall turn over to a successor escrow agent appointed by the Company on terms substantially as set out in this Agreement, the Escrow Shares held hereunder in such manner so as to ensure that the Escrow Shares remain in escrow without being returned to the Founding Stockholders.
     5.6 Discharge of Escrow Agent. The Escrow Agent shall resign and be discharged from its duties as escrow agent hereunder if so requested in writing at any time by the Company and a majority of the Founding Stockholders, jointly, provided, however, that such resignation shall become effective only upon acceptance of appointment by a successor escrow agent as provided in Section 5.5.
     5.7 Liability. Notwithstanding anything herein to the contrary, the Escrow Agent shall not be relieved from liability hereunder for its own gross negligence or its own willful misconduct.
     6. Miscellaneous.
     6.1 Governing Law. This Agreement shall for all purposes be deemed to be made under and shall be construed in accordance with the laws of England and Wales.
     6.2 Jurisdiction. The parties hereto agree to submit all disputes hereunder to the non exclusive jurisdiction of the courts of England and Wales.
     6.3 Agent for Service of Process. Each party may give any notice or other communication under or in connection with this Agreement by letter or facsimile transmission or e-mail addressed to the other party on the terms of Section 6.8 below. Each of the Company and Sunrise Securities Corp. shall maintain an agent for service of process in England and Wales and hereby appoint the following agents for service of process of any proceedings in England and Wales.
Titanium Asset Management Corp.
Address for service of process of proceedings in the UK:
Capita IRG plc
The Registry
34 Beckenham Road
Beckenham

Kent BR3 4TU
Tel: +44 207 800 4904
Fax: +44 207 626 2217
Attention: Tom Harkus
Sunrise Securities Corp.
Address for service of process of proceedings in the UK:
c/o Nabarro
Lacon House
84 Theobald’s Road
London WC1X 8RW
Tel: 020 7524 6000
Fax: 020 7524 6524
Attention: Elliot Shear
     6.4 Third Party Beneficiaries. Each of the Company and the Founding Stockholders hereby acknowledge that Sunrise Securities Corp. and Seymour Pierce Limited are third party beneficiaries of this Agreement, and that this Agreement may not be modified or changed without the prior written consent of both Sunrise Securities Corp. and Seymour Pierce Limited. Except as explicitly provided herein, the parties do not intend that any person who is not a signatory to this Agreement (a “Third Party”) shall acquire any right under this Agreement (whether or not pursuant to the Contracts (Rights of Third Parties) Act 1999) nor that the consent of or any notice to any Third Party shall be required for the variation, rescission or termination of this Agreement.
     6.5 Entire Agreement. This Agreement contains the entire agreement of the parties hereto with respect to the subject matter hereof and, except as expressly provided herein, may not be changed or modified except by an instrument in writing signed by the party to be charged.
     6.6 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation thereof.
     6.7 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the respective parties hereto and their legal representatives, successors and assigns.
     6.8 Notices. Any notice or other communication required or which may be given hereunder shall be in writing and either be delivered personally or be mailed, certified or registered mail, or by private national courier service, return receipt requested, postage prepaid, and shall be deemed given when so delivered personally or, if mailed, two days after the date of mailing, as follows:

If to the Company, to:
ComCenter at Lakewood Ranch
9040 Town Center Parkway
Suite 102
Brandenton
Florida 34202
Attention: Chief Executive Officer
If to a Founding Stockholder, to the address set forth in Exhibit A.
and if to the Escrow Agent, to:
Capita Trust Company (Jersey) Limited
Victoria Chambers
Liberation Square
1/3 Esplanade
St Helier
Jersey
JE2 3QA
Attention: Paul Horton
The parties may change the persons and addresses to which the notices or other communications are to be sent by giving written notice to any such change in the manner provided herein for giving notice.
     6.9 Liquidation of Company. The Company shall give the Escrow Agent written notification of the liquidation and dissolution of the Company in the event that the Company fails to consummate a Business Combination by the Qualified Business Combination Deadline (such terms as defined in the Offering Circular).
     6.10 Trust Fund. Notwithstanding any other provision of this Agreement, the Escrow Agent confirms its understanding that the Company has established a trust fund (the “Trust Fund”) relating to certain of the proceeds of the issue of the Shares and Warrants, all as described in the Offering Circular. The Escrow Agent acknowledges that the Trust Fund will exist for the benefit of the Company’s New Stockholders (as defined in the Offering Circular) and that monies from the Trust Fund may only be disbursed (i) to the New Stockholders (as defined in the Offering Circular) in the event of liquidation of the Company or (ii) in the event of certain other events as more fully described in the Offering Circular. The Escrow Agent agrees that neither it nor any of its affiliates have or will have any right, title interest or claim in or to monies in the Trust Fund (a “Claim”) and the Escrow Agent and its affiliates hereby waive any Claim against the Trust Fund that it or they may have now or in the future as a result of or arising out of this Agreement and will not seek recourse against the Trust Fund for any reason whatsoever, including in respect of the Founding Stockholder’s indemnification obligations set out in this Agreement.
     6.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and which shall together constitute one and the same agreement.

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WITNESS the execution of this Agreement as of the date first above written.

SIGNED by NIGEL WIGHTMAN,	)
duly authorised, for and on	)	/s/ NIGEL WIGHTMAN
behalf of TITANIUM ASSET MANAGEMENT CORP.	)

SIGNED by	)	/s/ THOMAS ANGLIN HAMILTON
THOMAS ANGLIN HAMILTON	)

SIGNED by JOHN M. KUZAN,	)
duly authorised, for and on	)	/s/ JOHN M. KUZAN
behalf of NAZUK, LLC	)

SIGNED by	)	/s/ MARK ADAM PARKIN
MARK ADAM PARKIN	)

SIGNED by	)	/s/ NIGEL DAVID WIGHTMAN
NIGEL DAVID WIGHTMAN	)

SIGNED by JOHN SAUICKIE,	)
duly authorised, for and on	)	/s/ JOHN SAUICKIE
behalf of WHITEWATER PLACE, LLC	)

SIGNED by JOHN SAUICKIE,	)	/s/ JOHN SAUICKIE
duly authorised, for and on	)
behalf of SKC TRUST SHARES, LLC	)

SIGNED by JOHN SAUICKIE,	)	/s/ JOHN SAUICKIE
duly authorised, for and on	)
behalf of TITANIUM INCENTIVE PLAN, LLC	)

SIGNED by	)	/s/ ANDREW MCDONALD
ANDREW MCDONALD	)

SIGNED by ANTHONY O’KEEFFE — DIRECTOR	)	/s/ ANTHONY O’KEEFFE
PAUL LE BIHAN — A SIGNATORY.
duly authorised, for and on	)	/s/ PAUL LE BIHAN
behalf of CAPITA TRUST COMPANY (JERSEY) LIMITED	)

Exhibit A
List of Founding Stockholders